Industry Canada	Industrie Canada
Corporations Canada 9th floor Jean Edmonds Towers South 365 Laurier Avenue West Ottawa, Ontario K1A 0C8	Corporations Canada 9e étage Tour Jean Edmonds sud 365, avenue Laurier ouest Ottawa (Ontario) K1A 0C8

October 5, 2006 / le 5 octobre 2006	Your file — Votre référence

ROSANNA PRINCIPE
DAVIES WARD PHILLIPS & VINEBERG	Our file — Notre référence
1 FIRST CANADIAN PLACE	434041-8
44TH FLOOR
TORONTO ONTARIO
M5X 1B1
Re — Objet
Trizec Canada Inc.

Enclosed herewith is the document issued in the above matter	Vous trouverez ci-inclus le document émis dans l’affaire précitée,

A notice of issuance of CBCA documents will be published in the Canada Corporations Bulletin. A notice of issuance of CCA documents will be published in the Canada Corporations Bulletin and the Canada Gazette
Un avis de l’émission de documents en vertu de la LCSA sera publié dans le Bulletin des sociétés canadiennes Un avis de l’émission de documents en vertu de la LCC sera publié dans le Bulletin des sociétés canadiennes et dans la Gazette du Canada

IF A NAME OR CHANGE OF NAME IS INVOLVED, THE FOLLOWING CAUTION SHOULD BE OBSERVED:	S’IL EST QUESTION D’UNE DÉNOMINATION SOCIALE OU D’UN CHANGEMENT DE DÉNOMINATION SOCIALE, L’AVERIISSEMENT SUIVANT DOIT ÊTRE RESPECTÉ:

Ihis name is available for use as a corporate name subject to and conditional upon the applicants assuming full responsibility for any risk of confusion with existing business names and trade marks (including those set out in the relevant NUANS search report(s)) Acceptance of such responsibility will comprise an obligation to change the name to a dissimilar one in the event that representations are made and established that confusion is likely to occur. The use of any name granted is subject to the laws of the jurisdiction where the company carries on business
Cette dénomination sociale est disponible en autant que les requérants assument toute responsabilité de risque de confusion avec toutes dénominations commerciales et toutes marques de commerce existantes (y compris celles qui sont citées dans le(s) rapport(s) de recherches de NUANS pertinent(s)) Cette acceptation de responsabilité comprend l’obligation de changer la dénomination de la société en une dénomination différente advenant le cas où des représentations sont faites éteblissant qu’il y a une probabilité de confusion L’utilisation de tout nom octroyé est sujette á toute loi de la juridiction où la société exploite son entreprise.
Christopher Burrell

For the Director General, Corporations Canada	pour[1] le Directeur général, Corporations Canada

      Industry Canada       Industrie Canada

Certificate of Arrangement	Certifiicat d’arrangement

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Trizec Canada Inc.	434041-8

Name of CBCA corporation(s) involved -Dénomination(s) de la (des) société(s) LCSA concernée(s)	Corporation number — Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the Canada Business Corporations Act
Je certifie que l’arrangement mentionné dans les clauses d’arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l’article 192 de la Loi canadienne sur les sociétés par actions

October 5, 2006 / le 5 octobre 2006

Richard G Shaw Director — Directeur	Date of Arrangement — Date de 1’arrangement

Industry Canada	Industrie Canada
Canada Business	Loi canadienne sur les
Corporations Act	sociétés par actions

FORM 14.1	FORMULAIRE 14.1
ARTICLES OF ARRANGEMENT	CLAUSES D’ARRANGEMENT
(SECTION 192)	(ARTICLE 192)

1 -	Name of the applicant corporation(s) — Dénomination sociale de la(des) requérante(s)	2 -	Corporation No (s) — N°(s) de la(des) société(s)

	Trizec Canada Inc.		434041-8

3 -	Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les status sont modifiés, le cas échéant	4 -	Corporation No.(s) — N°(s) de la(des) société(s)

5 -	Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) sociéité(s) issue(s) de la(des) fusion(s). le cas échéant	6 -	Corporation No (s) — N°(s) de la(des) société(s)

n/a

7 -	Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s) le cas échéant	8 -	Corporation No (s) — N°(s) de la(des) société(s)

n/a

9 -	Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, la cas échéant	10 -	Corporation No (s) or Jurisdiction of Incorporation N°(s) de la(des) société(s)/ou loi sous ile régime de laqelle elle est constituée

	3147013 Nova Scotia Company		Nova Scotia

11 -	In accordance with the order approving the arrangement — Conformément aux termes de l’ordonnance approuvant l’arrangement

a.	☐	The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement Les statuts de la(des) sociétée(s) susmentionnée(s) sont modifiés en conformité avec le plan d arrangement ci-joint

The name of Is changed to

La dénomination sociale de est modifiée pour

b.	☐	The following bodies corporate are amalgamated in accordance with the attached plan of arrangement Les personnes morales suivantes sont fusionnées conformément au plan d’arrangement ci-joint

c.	☐	The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d’arrangement ci-joint

d.	☑	The plan of arrangement attached hereto, involving the above named body(ies) corporate is hereby effected Le plan d’arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

EXHIBIT A
TRIZEC CANADA INC.
PLAN OF ARRANGEMENT
Under section 192 of the Canada Business Corporations Act
ARTICLE 1
INTERPRETATION
1.1 Definitions
                    Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“AcquisitionCo” means 4162862 Canada Limited, a corporation existing under the CBCA and an affiliate of Parent;

“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order;

“Arrangement Agreement” means the agreement between the Corporation, Trizec Properties, Inc., Trizec Holdings Operating LLC, Parent, Grace Acquisition Corporation, Grace OP LLC and AcquisitionCo dated June 5, 2006, as amended, as the same may be amended in accordance with the terms thereof, providing for, among other things, the Arrangement;

“Arrangement Consideration” means the sum of the Cash Consideration and the Quarterly Dividend Amount;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the TZ Canada Shareholders Meeting;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. and the principal offices of the Ontario Securities Commission are open to accept filings and on which banks are not required or authorized to close in either New York, New York or Toronto, Ontario;

“Cash Consideration” means $30.97;

“CBCA” means the Canada Business Corporations Act, as amended;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Certifying Shareholder” means a Shareholder (other than a Dissenting Shareholder) that has certified in its Letter of Transmittal that it, or a beneficial shareholder on whose behalf it holds TZ Canada Shares, is an Eligible Person;

“Corporation” means Trizec Canada Inc., a corporation existing under the CBCA;

“Court” means the Superior Court of Justice (Ontario);

“Depositary” means the depositary appointed by the Corporation for the purpose, among other things, of exchanging certificates representing SVS and MVS for the Arrangement Consideration;

“Director” means the Director appointed pursuant to the CBCA;

“Dissent Rights” has the meaning ascribed to it in Section 4.1;

“Dissenting Shareholder” means any Shareholder who has properly exercised its Dissent Rights in respect of SVS and has not withdrawn or been deemed to have withdrawn such exercise;

“Dividend Amount” means the product of the Dividend Amount Per Share and the number of TZ Canada Shares on which a dividend is paid pursuant to Section 2.2(f) hereof;

“Dividend Amount Per Share” means an amount of $7.50 per TZ Canada Share;

“Effective Date” means the date of filing by the Corporation of the Articles of Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Eligible Person” means any of (i) a registered or beneficial shareholder that acquired SVS on or after September 26, 2005 that is (v) a corporation resident in Canada for purposes of the Tax Act; (w) a corporation that holds its TZ Canada Shares in the course of a business carried on in Canada; (x) a “life insurer” as defined in subsection 248(1) of the Tax Act; (y) a partnership of which a corporation, partnership or trust is a member; or (z) a trust of which a corporation, partnership or trust is a beneficiary and (ii) a registered or beneficial shareholder that is (u) an individual citizen or resident of the U.S., (v) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (w) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (x) a trust (A) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, (y) a person that is subject to U.S. tax on dividends from the TZ Canada Shares as income earned in connection with the conduct of a U.S. trade or business, or (z) a partnership that has a person described in clause (ii) of this definition as a member;
“Exercise Price” means the U.S. Dollar Equivalent of the price at which an Existing Option may be exercised;

“Existing Option” means an option to purchase one SVS granted under the Stock Option Plan that is outstanding immediately before the Effective Time;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“In-the-money Option” means an Existing Option with an Exercise Price less than the Arrangement Consideration;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“Letter of Transmittal” means the letter of transmittal for use by the Shareholders, in the form accompanying the TZ Canada Circular;

“Loan Amount” means the amount by which (i) the aggregate amount payable by the Corporation pursuant to Section 2.2(e) exceeds (ii) $124,564,314.60 less the amount payable by the Corporation pursuant to Section 2.2(b);

“MVS” means the multiple voting shares in the capital of the Corporation;

“NewCo” means a Nova Scotia unlimited liability corporation that is an affiliate of and to be designated by AcquisitionCo not later than five business days prior to the date of the TZ Canada Shareholder Meeting, failing which NewCo shall be AcquisitionCo;

“Option Payment” has the meaning given to such term in Section 2.2(b);

“Out-of-the-money Option” means an Existing Option that is not an In-the-money Option;

“Parent” means Grace Holdings LLC;

“Person” includes an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Quarterly Dividend Amount” means $0.20 multiplied by the quotient obtained by dividing (x) the number of days between the last day of the quarter for which the Quarterly Dividend Amount on the TZ Canada Shares has been declared and the Effective Date (including the Effective Date), by (y) the total number of days in the quarter in which the Effective Date occurs;

“Shareholders” means the holders of SVS and MVS whose names appear in the share registers maintained by or on behalf of the Corporation;

“Stock Option Plan” means the Corporation’s Stock Option Plan, amended and restated as of May 8, 2002;

“SVS” means the subordinate voting shares in the capital of the Corporation;

“Tax Act” means the Income Tax Act (Canada), as amended;

“TZ Canada Cancelled Shares” means the TZ Canada Shares acquired by the Corporation pursuant to Section 2.2(e);

“TZ Canada Circular” means the proxy circular prepared and distributed by management of the Corporation in connection with the TZ Canada Shareholders Meeting and any amendments and supplements thereto;

“TZ Canada Shares” means the MVS and SVS;

“TZ Canada Shareholders Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement; and

“U.S. Dollar Equivalent” means, in respect of an amount expressed in Canadian dollars at any date, the quotient obtained by dividing (i) the Canadian dollar amount by (ii) the noon rate of exchange for U.S. dollars expressed in Canadian dollars, as posted by the Bank of Canada, on the business day immediately preceding the Effective Date.
1.2 Headings and References
                    The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.
1.3 Time Periods
                    Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the payment is to be made or act is to be done and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
1.4 Currency
                    All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of the United States unless otherwise specified.
1.5 Time
                    Unless otherwise indicated, all references to times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario
1.6 Construction
                    In this Plan of Arrangement:
(a)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)	the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)	any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
1.7 Governing Law
                    This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
ARTICLE 2
THE ARRANGEMENT
2.1 Effectiveness
                    This Plan of Arrangement is made pursuant to, and constitutes an arrangement as referred to in, section 192 of the CBCA.

2.2 Arrangement
                    The Arrangement will become effective on the Effective Date. On such date, commencing at the Effective Time and ending no later than at 9:00 a.m. on the Effective Date, each of the events listed below shall occur and shall be deemed to occur, except as otherwise noted, one minute apart and in the following sequence without any further authorization, act or formality:
(a)	all Existing Options shall become fully vested and exercisable, whether or not vested or subject to any performance condition that has not been satisfied, and regardless of the Exercise Price thereof;

(b)	each In-the-money Option shall be cancelled in exchange for a cash payment from the Corporation to the holder thereof equal to the excess of the Arrangement Consideration over the Exercise Price of such Existing Option (the “Option Payment”);

(c)	each Out-of-the-money Option shall be cancelled and of no further force and effect;

(d)	NewCo shall advance to the Corporation, and the Corporation shall borrow from NewCo, the Loan Amount;

(e)	each TZ Canada Share held by a Certifying Shareholder in respect of which such Certifying Shareholder has elected in its Letter of Transmittal be dealt with pursuant to this Section 2.2(e) shall be transferred by the holder thereof to and be acquired by the Corporation for cancellation, free and clear of all liens, charges, claims and encumbrances in exchange for payment by the Corporation of the Arrangement Consideration and shall be cancelled;

(f)	the Corporation shall pay to the holders of TZ Canada Shares, on each outstanding TZ Canada Share (including, for greater certainty, each such share held by Dissenting Shareholders and excluding, for greater certainty, the TZ Canada Cancelled Shares), a capital gains dividend in an amount equal to the Dividend Amount Per Share, the full and final payment of the dividend being satisfied by the issuance by the Corporation in respect of each such outstanding TZ Canada Share of a fractional SVS equal to the quotient determined when (i) the Dividend Amount Per Share is divided by (ii) the Arrangement Consideration less the Dividend Amount Per Share, there shall be added to the capital account in respect of the SVS an amount equal to the Dividend Amount, and each certificate representing TZ Canada Shares shall thereafter be deemed to evidence the TZ Canada Shares evidenced by such certificate immediately prior to the dividend provided for in this Section 2.2(f) together with the fractional SVS issued pursuant to this Section 2.2(f) in respect of each TZ Canada Share evidenced by such certificate and no new certificates shall be issued to evidence the SVS issued pursuant to this Section 2.2(f);

(g)	each TZ Canada Share together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f) (other than any SVS together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f) held by Dissenting Shareholders) shall be transferred by the holder thereof to and be acquired by NewCo, free and clear of all liens, charges, claims and encumbrances in exchange for the Arrangement Consideration, which Arrangement Consideration is the aggregate consideration payable in respect of each TZ Canada Share and the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f); and

(h)	each SVS, together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f), held by a Dissenting Shareholder shall be transferred by the holder thereof to and be acquired by NewCo free and clear of all liens, charges, claims and encumbrances and, in exchange therefore, such holder shall have the right to be paid fair value for such SVS in accordance with Article 4.
ARTICLE 3
SHARE CERTIFICATES AND CASH CONSIDERATION
3.1 Delivery of Arrangement Consideration
     (a) Prior to the Effective Time on the Effective Date, (i) the Corporation shall deposit $117,477,265.00, (ii) the Corporation hereby directs NewCo to deposit, and NewCo shall deposit or cause to be deposited on behalf of the Corporation, the Loan Amount, and (iii) NewCo shall deposit or cause to be deposited an amount which when added to the amounts in (i) and (ii) equals an amount sufficient to pay all Arrangement Consideration payable to all Shareholders (other than Dissenting Shareholders), and in the case of each of (i), (ii) and (iii) all amounts shall be deposited in cash in immediately available funds (at Toronto) with the Depositary, for the benefit of each Shareholder (other than Dissenting Shareholders). Amounts described in (i) and (ii) shall be used to satisfy amounts payable pursuant to Section 2.2(e) hereof, and amounts described in (iii) shall be used to satisfy amounts payable pursuant to Section 2.2(g).
     (b) Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more SVS or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) together with a duly completed and executed Letter of Transmittal and such other documents as the Corporation, NewCo or the Depositary may reasonably require, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder the Arrangement Consideration that such holder has the right to receive pursuant to Section 2.2(e) or 2.2(g), as applicable, by way of a cheque issued by the Depositary (or other form of immediately available funds), less any amounts withheld pursuant to Section 3.4.
     (c) In the event of a transfer of ownership of SVS or MVS that is not registered in the transfer records of the Corporation, a cheque representing the proper amount of Arrangement Consideration (or other form of immediately available funds) may be delivered to the transferee if the certificate(s) representing such SVS or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer.
     (d) Until surrendered as contemplated by this Section 3.1, each certificate representing SVS (other than SVS held by Dissenting Shareholders) or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the proper amount as contemplated by this Section 3.1, less any amounts withheld pursuant to Section 3.4.
     (e) The cash deposited by NewCo with the Depositary with respect to the Arrangement Consideration shall be held in an interest bearing account, and any interest upon such funds shall be for the account of NewCo and the Corporation in proportion to the remaining balance of their respective contributions from time to time.
3.2 Lost Certificates
                    In the event any certificate which immediately prior to the Effective Time represented one or more outstanding SVS (other than SVS held by Dissenting Shareholders) or MVS shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate a cheque (or other form of immediately available funds) for the proper amount of cash, deliverable in accordance with such holder’s Letter of Transmittal and this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom any Arrangement Consideration is to be delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Corporation, its transfer agent, NewCo and the Depository, as applicable, in such sum as the Corporation, its transfer agent, NewCo and the Depository, as applicable, may direct or otherwise indemnify the Corporation, its transfer agent, NewCo and the Depository, as applicable, in a manner satisfactory to the Corporation, its transfer agent, NewCo and the Depository, as applicable, against any claim that may be made against the Corporation, its transfer agent, NewCo or the Depository, as applicable, with respect to the certificate alleged to have been lost, stolen or destroyed.
3.3 Extinction of Rights
                    Any certificate which immediately prior to the Effective Time represented SVS or MVS that were not deposited, with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Corporation or for the receipt of cash pursuant to Sections 2.2 and 3.1. On such date, the cash to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Corporation. The Corporation shall not be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.4 Withholding Rights
                    The Corporation, NewCo or the Depositary shall be entitled to deduct and withhold from any amounts payable to any holder of MVS or SVS pursuant to Section 2.2, such amounts as the Corporation, NewCo or the Depositary determines it is required or permitted to deduct and withhold with respect to any payments or distributions to such holder under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
3.5 Option Payment
                    The Corporation shall deliver to each holder of In-the Money Options cancelled pursuant to Section 2.2(b), forthwith after the Effective Time, a cheque issued by the Corporation (or other form of immediately available funds) representing the Option Payment to which such holder is entitled pursuant to Section 2.2(b) less any amounts withheld pursuant to the following sentence. The Corporation shall be entitled to deduct and withhold from the Option Payment such amounts as the Corporation determines it is required or permitted to deduct and withhold with respect to any payments or distributions to such holder under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE 4
DISSENT RIGHTS
4.1 Dissent Rights
     (a) Registered holders of SVS may exercise rights of dissent with respect to their SVS pursuant to and in the manner set forth in section 190 of the CBCA as modified by this Section 4.1 and the Interim Order (the “Dissent Rights”) in connection with the Arrangement provided that, notwithstanding section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the second Business Day preceding the date of the TZ Canada Shareholders Meeting.
     (b) Each SVS (together with the fractional SVS issued in respect thereof pursuant to Section 2.2(f)) held by a Dissenting Shareholder shall be transferred to NewCo as provided in Section 2.2(h) and the only right of such Dissenting Shareholder, as such, after the Effective Time shall be to be paid the fair value of such SVS by the Corporation.
     (c) Shareholders who purport to exercise Dissent Rights and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their SVS, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time and shall receive Arrangement Consideration on the basis set forth in Section 2.2(g).
4.2 Holders
                    In no circumstances shall the Corporation or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those SVS in respect of which such rights are sought to be exercised.
4.3 Recognition of Dissenting Shareholders
                    Except with respect to the payment of the dividend referred to in Section 2.2(f), neither the Corporation nor any other Person shall be required to recognize a Dissenting Shareholder as a registered holder or beneficial owner of SVS at or after the Effective Time and, from and after the Effective Time, the names of such Dissenting Shareholders shall be deleted from the applicable register of shareholders maintained by or on behalf of the Corporation.
4.4 Dissent Right Availability
                    A registered holder shall not be entitled to exercise Dissent Rights with respect to SVS if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.
ARTICLE 5
AMENDMENTS
5.1 Amendments
     (a) The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the TZ Canada Shareholders Meeting, approved by the Court, (iii) agreed to in writing by AcquisitionCo and Parent and (iv) communicated to Shareholders if and as required by the Court.
     (b) Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at the TZ Canada Shareholders Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the TZ Canada Shareholders Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
     (c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the TZ Canada Shareholders Meeting shall be effective only if it is consented to (i) by the Corporation, AcquisitionCo and Parent and (ii) if required by the Court, by the Shareholders voting in the manner directed by the Court.

     (d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Corporation, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Shareholder.